UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

PennTex Midstream Partners, LP

(Name of the Issuer)

PennTex Midstream GP, LLC

PennTex Midstream Partners, LP

(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number of Class of Securities)

Todd Carpenter

PennTex Midstream GP, LLC

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(832) 456-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan J. Maierson Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$280,253,200	$32,481.35

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of PennTex Midstream Partners, LP (“PennTex”) not owned by Energy Transfer Partners, L.P. at a purchase price of $20.00 per Common Unit, net to the seller in cash. On May 1, 2017, 20,714,256 Common Units were outstanding, of which 6,701,596 are owned by Energy Transfer Partners, L.P. Accordingly, this calculation assumes the purchase of 14,012,660 Common Units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,481.35

Form or Registration No.:	Schedule TO (File No. 005-88873)

Filing Party:	Energy Transfer Partners, L.P.

Date Filed:	May 18, 2017

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) to the Transaction Statement on Schedule 13E-3 filed by PennTex Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and PennTex Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), with the Securities and Exchange Commission (the “SEC”) on June 7, 2017, as amended by Amendment No. 1 thereto filed with the SEC on June 19, 2017 (the “Schedule 13E-3”), relates to the offer by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to purchase all outstanding common units representing limited partner interests (the “Common Units”) of the Partnership not owned by ETP, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2017, as amended, and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed by the General Partner and the Partnership, which is the issuer of the Common Units.

The information in the Schedule 13E-3 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 15.	Additional Information

(c)

Other Material Information. The Offer expired at 5:00 p.m., Eastern Time, on June 19, 2017 (the “Expiration Time”). As of the Expiration Time approximately 12,360,503 Common Units, including 601,526 Common Units delivered through notices of guaranteed delivery, were validly tendered and accepted for purchase by ETP.

The number of Common Units validly tendered prior to the Expiration Time satisfies the non-waivable condition that not less than a majority of the Common Units held by unitholders that are not affiliates of ETP be validly tendered, and satisfies the condition that, following the closing of the Offer, ETP and its affiliates own at least 16,571,405 Common Units, representing greater than 80% of the outstanding Common Units. ETP has announced that, pursuant to Section 15.1 of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), it intends to exercise the right, assigned to ETP by the General Partner, to purchase all of the remaining Common Units that were not tendered in the Offer and remain outstanding on June 30, 2017 (the “Limited Call Right”). ETP expects to mail to each unitholder of record who did not tender its Common Units in the Offer a notice of election to purchase such Common Units pursuant to Section 15.1(b) of the Partnership Agreement, and such holder will receive, for each Common Unit, $20.00 in cash, which represents the price paid by ETP for the Common Units in the Offer.

Upon the consummation of the Limited Call Right, ETP will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. In addition, the Common Units will cease to be listed on the NASDAQ Global Select Market or publicly traded.

Item 16.	Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 18, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Supplement No. 1 to Offer to Purchase, dated June 9, 2017 (incorporated by reference to Exhibit (a)(1)(i)(a) to the Schedule TO).

(a)(1)(C)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(G)	Form of Summary Advertisement to be published in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(H)	Press Release of ETP, dated May 18, 2017 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(1)(I)	Press Release of the Partnership, dated May 19, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule 14D-9).

(a)(1)(J)	Press Release of the Partnership, dated June 1, 2017 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule 14D-9).

(a)(1)(K)	Press Release of ETP, dated June 20, 2017 (incorporated by reference to Exhibit (a)(i)(viii) to the Schedule TO).

(a)(1)(L)	Press Release of the Partnership, dated June 20, 2017 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 20, 2017).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Partnership with the SEC on June 2, 2017).

(a)(2)(B)	Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Partnership with the SEC on June 13, 2017).

(a)(2)(C)	Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by the Partnership with the SEC on June 19, 2017).

(b)(1)	Second Amended and Restated Credit Agreement dated as of October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	First Amendment, dated as of November 19, 2013, to Second Amended and Restated Credit Agreement, dated October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(c)(1)	Opinion of Evercore Group L.L.C., dated June 1, 2017 (incorporated by reference to Annex A to the Schedule 14D-9).

(c)(2)	Presentation to Conflicts Committee by Evercore Group L.L.C., dated May 28, 2017 (incorporated by reference to Exhibit (c)(2) to the Original Schedule 13E-3).

(c)(3)	Presentation to Conflicts Committee by Evercore Group L.L.C., dated June 1, 2017 (incorporated by reference to Exhibit (c)(2) to the Schedule TO).

(d)	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit (d) to the Schedule TO).

(e)	The information contained under the headings “Business—Our Relationship with Energy Transfer,” “Certain Relationships and Related Party Transactions, and Director Independence,” “Executive Compensation—Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters” in the Partnership’s Annual Report on Form 10-K filed on February 3, 2017 (incorporated by reference to Exhibit (e)(1) to Schedule 14D-9).

(f)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PENNTEX MIDSTREAM GP, LLC
Date: June 20, 2017	/s/ Kelcy L. Warren
	Name:	Kelcy L. Warren
	Title:	Chief Executive Officer
PENNTEX MIDSTREAM PARTNERS, LP By: PennTex Midstream GP, LLC, its general partner

Date: June 20, 2017	/s/ Kelcy L. Warren
	Name:	Kelcy L. Warren
	Title:	Chief Executive Officer